As filed with the Securities and Exchange
                         Commission on October 14, 2003


                                                              FILE NO. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

 (Name of top registered holding company parent of each applicant or declarant)

                         ------------------------------



        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:



      David B. Hertzog                 Clifford M. Naeve
      General Counsel                  William C. Weeden
      Allegheny Energy, Inc.           W. Mason Emnett
      10435 Downsville Pike            Skadden, Arps, Slate, Meagher & Flom LLP
      Hagerstown, MD 21740             1440 New York Avenue, NW
                                       Washington, D.C. 20005





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ITEM 1.  Description of Proposed Transaction.

         A.  Introduction.

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this Application/Declaration pursuant to sections 6(a), 7, 9, and 12(e) of the Act, and Rule 54 under the Act, requesting that the Commission authorize Allegheny to issue common stock and options to purchase common stock pursuant to Allegheny's Long-Term Incentive Plan ("LTIP"). Allegheny was previously authorized to issue and sell, through December 31, 2010, up to 10 million shares of its common stock, par value $1.25 per share ("Common Stock"), under the LTIP pursuant to Holding Company Act Release No. 26879, dated May 29, 1998 (the "LTIP Order"). At the time, the criteria of Rule 53 under the Act were satisfied and, therefore, the Commission did not consider the effect of capitalization or earnings of any Allegheny exempt wholesale generator ("EWG") or foreign utility company ("FUCO") in granting its authorization.

         Although the LTIP has not materially changed since it was approved by the Commission,1 the authorization to issue stock under the Plan has been undermined by Allegheny's current financial status. Due to its current financial situation, Allegheny no longer satisfies certain of the standards set forth in Rule 53. Specifically, Allegheny's increased level of investments in EWGs and FUCOs, as described below, was conditioned on compliance with certain financing requirements that are currently not satisfied. Also, Allegheny's consolidated retained earnings have decreased over the four most recent quarterly periods, and Allegheny has reported operating losses attributable to EWG and FUCO investments, in excess of the limitations set forth in Rule 53(b).

         Allegheny therefore submits this Application/Declaration seeking authority to continue issuing Common Stock pursuant to the LTIP, although in a smaller amount. Allegheny respectfully requests that the Commission authorize it to issue up to 8 million shares of Common Stock (decreased from 10 million) pursuant to the LTIP through December 31, 2010, pursuant to the same terms and conditions set forth in the LTIP Order. As explained in that order, the LTIP was adopted by Allegheny in 1998 in order to attract and retain key employees and directors and motivate these individual's performance. The attraction and retention of key personnel is more important for Allegheny now than ever and ultimately will enable Allegheny to achieve its goal of returning to financial health and compliance with Commission standards for registered holding company capital structures.

         B.       Description of the Applicant

         Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. Allegheny delivers electric energy to approximately 1.6 million

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1 Allegheny amended the LTIP in September 1998, to allow for the issuance of stock options as payments for Performance Awards in addition to payments in Common Stock and cash. Although the original LTIP provided for the issuance of stock options as payment for other awards, payments for Performance Awards were more limited. The LTIP Order, however, generally authorized Allegheny to issue both stock and stock options as payments for all awards under the LTIP. Allegheny therefore subsequently amended the LTIP to provide for the issuance of stock options as Performance Awards. This amendment to the LTIP is attached as Exhibit B-2 hereto.

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customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia
and natural gas to approximately 230,000 customers in West Virginia through the following wholly-owned regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company, ("Potomac Edison"), Monongahela Power Company ("Monongahela"), Mountaineer Gas Company ("Mountaineer" and, together with West Penn, Monongahela and Mountaineer, the "Operating Companies").

         West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission and the Virginia State Corporation Commission. Monongahela Power is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

         C.       Description of the LTIP

         As described in the LTIP Order, the Board of Directors and shareholders of Allegheny approved the LTIP to assist Allegheny in attracting and retaining key employees and directors and motivating performance. The LTIP is administered by the Management Compensation and Development Committee (the "Committee"), which may delegate to an executive officer the power to determine the employees (other than himself or herself) eligible to receive awards. The Committee may from time to time designate key employees and directors to participate in the LTIP for a particular year. As approved in the LTIP Order, the LTIP authorizes Allegheny to issue up to 10 million shares of Common Stock, subject to adjustments for recapitalizations or other changes to Allegheny's common shares. In this Application/Declaration, Allegheny only requests authority to issue up to 8 million shares of Common Stock pursuant to the LTIP. No participant in the LTIP may be granted more than 600,000 shares (or rights or options in respect of more than 600,000 shares) in any calendar year. For purposes of this limit, shares subject to an award that is to be earned over a period of more than one calendar year will be allocated to the first calendar year in which such shares may be earned.

                  1. Stock Option Awards

         The LTIP permits awards of options to purchase Allegheny Common Stock on terms and conditions as determined by the Committee. Stock options are issued at strike prices equal to the fair market value (as defined in the LTIP) of Allegheny Common Stock as of the date of the option grant. The terms of option awards are set forth in option award agreements. The Committee may award non-qualified stock options or incentive stock options (each as defined in the LTIP). No participant in the LTIP may receive incentive stock option awards under the LTIP or any other Allegheny compensation plan that would result in incentive stock options to purchase shares of Allegheny Common Stock with an aggregate fair market value of more than $100,000 first becoming exercisable by such participant in any one calendar year.

         Options awarded under the LTIP will terminate upon the first to occur of: (i) the option's expiration under the terms of the related option award agreement; (ii) termination of the award following termination of the

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participant's employment under the rules described in the next paragraph; and
(iii) 10 years after the date of the option grant. The Committee may accelerate the exercise period of awarded options, and may extend the exercise period of options granted to employees who have been terminated.

         In the event of the termination of employment of a participant in the LTIP, options not exercisable at the time of the termination will expire as of the date of the termination and exercisable options will expire 90 days from the date of termination. In the event of termination of a participant's employment due to retirement or disability, options not exercisable will expire as of the date of termination and exercisable options will expire one year after the date of termination. In the event of the death of a participant in the LTIP, all options not exercisable at the time of death will expire, and exercisable options will remain exercisable by the participant's beneficiary until the first to occur of one year from the time of death or, if applicable, one year from the date of the termination of such participant's employment due to retirement or disability.

         The Committee may establish dividend equivalent accounts with respect to awarded options. A participant's dividend equivalent account will be credited with notional amounts equal to dividends that would be payable on the shares for which the participant's options are exercisable, assuming that such shares were issued to the participant. The participant or other holder of the option will be entitled to receive cash from the dividend equivalent account at such time or times and subject to such terms and conditions as the Committee determines and provides in the applicable option award agreement. If an option terminates or expires prior to exercise, the dividend equivalent account related to the option will be concurrently eliminated and no payment in respect of the account will be made.

         The Committee may permit the exercise of options or the payment of applicable withholding taxes through tender of previously acquired shares of Allegheny Common Stock or through reduction in the number of shares issuable upon option exercise. The Committee may grant reload options to participants in the event that participants pay option exercise prices or withholding taxes by such methods.

         In the event of a change of control of Allegheny (as defined in the LTIP), unless provided to the contrary in the applicable option award agreement, all options outstanding on the date of the change in control will become immediately and fully exercisable.

                  2. Restricted Share Awards

         The Committee may grant shares of Common Stock on terms, conditions and restrictions as the Committee may determine. Restrictions, terms, and conditions may be based on performance standards, period of service, share ownership, or other criteria. Performance-based awards intended for federal income tax deductibility will be subject to performance targets with respect to operating income, return on investment, return on shareholders' equity, stock price appreciation, earnings before interest, taxes and depreciation/amortization, earnings per share, and/or growth in earnings per share. The terms of restricted stock awards will be set forth in award agreements.

         The participant will be an owner of restricted shares awarded to him or her under the LTIP. The shares may not be transferred, pledged, or assigned

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(other than by will or the laws of descent and distribution or to an inter vivos trust with respect to which the participant is treated as the owner under the internal revenue code) prior to the lapse of the applicable restrictions. A participant's restricted shares will be forfeited to Allegheny in the event that the participant ceases to be employed by Allegheny prior to the expiration of the applicable forfeiture period. The Committee may waive an award's forfeiture provisions under appropriate circumstances.

         In the event of a change of control of Allegheny (as defined in the LTIP), unless provided to the contrary in the applicable restricted stock award agreement, the restrictions applicable to all restricted stock awards will terminate fully on the date of the change of control.

                  3. Performance Awards

         The Committee may grant performance awards, which will consist of a right to receive a payment that is either measured by the fair market value of a specified number of shares of Allegheny Common Stock, increases in the fair market value of Common Stock during an award period and/or consists of a fixed cash amount. Performance awards may be made in conjunction with or in addition to restricted stock awards. Award periods will be two or more years or other annual periods as determined by the Committee. The Committee may permit newly eligible participants to receive performance awards after an award period has commenced.

         The Committee establishes performance targets in connection with performance awards. In the case of awards intended to be deductible for federal income tax purposes, performance targets will relate to operating income, return on investment, return on shareholders' equity, stock price appreciation, earnings before interest, taxes and depreciation/amortization, earnings per share, and/or growth in earnings per share. The Committee prescribes formulas to determine the percentage of the awards to be earned based on the degree of attainment of award targets. Allegheny may make payments in respect of performance awards in the form of cash or shares of Allegheny Common Stock, or a combination of both.

         In the event of a participant's retirement during an award period, the participant will not receive a performance award unless otherwise determined by the Committee, in which case the participant will be entitled to a prorated portion of the award. In the event of the death or disability of a participant during an award period, the participant or his or her representative will be entitled to a prorated portion of the performance award. A participant will not be entitled to a performance awards if his or her employment terminates prior to the conclusion of an award period, provided that the Committee may determine in its discretion to pay performance awards, including full (i.e., non-prorated) awards, to any participant whose employment is terminated. In the event of a change of control of Allegheny, all performance awards for all award periods will immediately become payable to all participants and will be paid within 30 days after the change in control.

         The Committee may, unless the relevant award agreement otherwise specifies, cancel, rescind, or suspend an award in the event that the LTIP participant engages in competitive activity, discloses confidential information, solicits employees, customers, partners or suppliers of Allegheny, or undertakes any other action determined by the Committee to be detrimental to Allegheny.

                  4. Termination of Certain Provisions

         The LTIP contains provisions intended to ensure that certain restricted share awards and performance awards to "covered employees" under Section 162(m) of the Internal Revenue Code are exempt from the $1 million deduction limit contained in that Section of the Code. Those exemptive provisions, by their terms and under the applicable IRS regulations, expired as of May 14, 2003. Any pending, but unvested, awards issued under such provisions are unaffected by the provisions' expiration, but any future restricted stock or performance awards to covered employees will not be eligible for the exemption from the Section 162(m) limit unless the provisions are reapproved by the shareholders. Allegheny may seek stockholder reauthorization of the LTIP with respect to such provisions, but has no present intention to do so. Allegheny may choose alternative methods to compensate covered employees who would have received compensation under the terminated provisions of the LTIP had such provisions not terminated.

         D.       Other Financing Orders

         Since issuing the LTIP Order, the Commission has issued a series of other orders authorizing Allegheny to engage in specified financing transactions through December 31, 2005, subject to a number of financing conditions. These orders are: Holding Company Act Release No. 27486, dated December 31, 2001 (the "Original Financing Order"), as supplemented by Holding Company Act Release No. 27521, dated April 17, 2002 (the "April Order"); Holding Company Act Release No. 27579, dated October 17, 2002 (the "Supplemental Order"); Holding Company Act Release No. 27652, dated February 21, 2003 (the "Capitalization Order"), as supplemented by Holding Company Act Release No. 27701, dated July 23, 2003 (the "July Order" and, together with the Original Financing Order, April Order, Supplemental Order, and Capitalization Order, the "Financing Orders").

         None of these orders, or the conditions contained therein, directly implicate Allegheny's implementation of the LTIP, which was separately authorized in the LTIP Order.

         E.       Reporting Requirements

         Applicants submit that the filing obligations set forth in the Financing Orders are sufficient to keep the Commission fully informed about the transactions for which authorization is sought in this Application/Declaration.

ITEM 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be filed by amendment.

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ITEM 3.  Applicable Statutory Provisions

         A.       General

         Sections 6(a), 7, 9, and 12(e) of the Act and Rule 54 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         Applicants respectfully submit that the authorization requested by the Applicants in this Amendment is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

         B.       Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. In the LTIP Order, the Commission authorized Allegheny to issue and sell Common Stock pursuant to the LTIP based on its finding that the criteria of Rule 53 were satisfied. Since issuance of the LTIP Order, however, Allegheny has encountered certain financial problems that have caused it to fail certain of the standards set forth in Rule 53.
         Specifically, Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs, rather than the 50 percent rule set forth in Rule 53(a)(1), and found that such increased investment would not have either of the adverse effects set forth in Rule 53(c). As of December 31, 2002, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $558 million. Allegheny, however, is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's financial statements, as of December 31, 2002, Allegheny's common equity ratio was below 28 percent, in violation of the Revised Financing Conditions. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

         None of the circumstances described in 53(b)(1) have occurred.

         The circumstances described in Rule 53(b)(2) and Rule 53(b)(3), have occurred, as described in Exhibit I-1 to this Application/Declaration.

         Rule 53(c)(1) is not relevant to this Application/Declaration since Allegheny will issue Common Stock pursuant to the LTIP for purposes of attracting and retaining qualified key personnel, not to finance any investments in EWGs or FUCOs. In any event, Allegheny affirms that the Allegheny Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.2 Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  Regulatory Approvals

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions for which authority is sought in this Amendment.

ITEM 5.  Procedure

         Allegheny respectfully requests that the Commission issue and publish not later than November 4, 2003, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than November 24, 2003 by which comments may be entered and a date not later than December 31, 2003 as a date after which an order of the Commission granting this Amendment may be entered by the Commission.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  Exhibits and Financial Statements

A.       Exhibits

B-1 Allegheny Energy, Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Allegheny's Amendment No. 1 to Form U-1 dated March 26, 1998 in File No. 70-9187)

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2 The common equity ratios of the Operating  Companies as of December 31, 2002 are as follows: West Penn: 45 percent; Potomac Edison: 48 percent; and Monongahela Power: 36 percent.

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B-2      Amendment to Allegheny Energy, Inc. 1998 Long-Term Incentive Plan*

F-1      Opinion of Counsel*

H-1      Proposed Form of Notice

I-1      Requirements of Rule 53(b)(2) and Rule 53(b)(3)3

* To Be Filed By Amendment

B.       Financial Statements

1.1        Consolidated  Balance Sheet of Allegheny Energy,  Inc. as of December
           31, 2002  (incorporated  by            reference to Allegheny's Form
           10-K for the fiscal year ended December 31, 2002, File No. 1-267)

1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)



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3 Allegheny requests confidential treatment of Exhibit I-1 pursuant to
Rule 104(b), 17 C.F.R.ss.250.104(b).


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                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    October 14, 2003

                         Allegheny Energy, Inc.


                         By:       /s/ Jeffrey D. Serkes
                                  -----------------------------------
                         Title:   Senior Vice President and
                                  Chief Financial Officer


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                             PROPOSED FORM OF NOTICE

Allegheny Energy, Inc.  (70-_____)

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, has filed an Application/Declaration (the "Application") pursuant to sections 6(a), 7, 9, and 12(e) of the Act, and Rule 54 under the Act, requesting that the Commission authorize Allegheny to issue up to 8 million shares of common stock, and options to purchase common stock, pursuant to Allegheny's Long-Term Incentive Plan ("LTIP"). Allegheny was previously authorized to issue and sell, through December 31, 2010, up to 10 million shares of its common stock, par value $1.25 per share ("Common Stock"), under the LTIP pursuant to Holding Company Act Release No. 26879, dated May 29, 1998 (the "LTIP Order"). Allegheny states that this Application is necessary in order for Allegheny to continue issuing Common Stock pursuant to the LTIP in light of its current financial situation.


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